SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
   Information to be included in statements filed pursuant to Rule 13d-(a) and amendments thereto filed pursuant to Rule13d-2(a)
                                (Amendment No. 7)

                        General DataComm Industries, Inc.
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    369487608
                                 (CUSIP Number)

                                Howard S. Modlin
                       Weisman Celler Spett & Modlin, P.C.
                                 445 Park Avenue
                    New York, New York 10022, (212) 371-5400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 22, 2005
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

--------------------------------------------------------------------------------
CUSIP No. 369487608                                                 13D
--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Howard S. Modlin
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

                                                                        00
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [ ]
--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                                    (7)   SOLE VOTING POWER

                                          2,446,580   (Item 5)
                                    --------------------------------------------
                                    (8)   SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH                None        (Item 5)
REPORTING PERSON WITH               --------------------------------------------
                                    (9)   SOLE DISPOSITIVE POWER

                                          2,446,580   (Item 5)
                                    --------------------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None        (Item 5)
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      (Item 5) 2,446,580 shares
--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [X]
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               40.89%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON                                          IN
--------------------------------------------------------------------------------

         ITEM 1.           Security and Issuer
                           -------------------

                  This Schedule 13D on the Common Stock of General DataComm Industries, Inc. (the "Issuer") is being filed on behalf of the undersigned Reporting Person (the "Schedule 13D").

Item 2.           Identity and Background

                  This statement is being filed by Howard S. Modlin, (the "Reporting Person)

                  The foregoing person owns beneficially more than 5% of a class of equity securities of the Issuer.

                  Howard S. Modlin has an office at 445 Park Avenue, 15th Floor, New York, NY 10022, and is Chairman of the Board, President, Chief Executive Officer and Secretary of the Issuer and has been an officer and director of the Issuer for the past five years. He is an attorney and President of Weisman Celler Spett & Modlin, P.C., a law firm, for the past five years.

                  The Reporting Person is a citizen of the United States.

                  During the past five years the Reporting Person has not been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

         ITEM 3. Source and Amount of Funds or Other Consideration. The Reporting Person received a Stock Option to acquire 551,121 shares of the Issuer's Common Stock at $.50 per share. The Stock Option is exercisable in five equal annual installments commencing November 22, 2006 and expiring ten years from the date of issuance.

         ITEM 4. Purpose of Transaction. The purpose of the acquisition of the securities was to receive a non-statutory Stock Option. The transaction was approved by the Issuer's Stock Option Committee of the Board of Directors. The Reporting Person has no current plans which relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than stock option grants under the Issuer's stock option plans;

                  (b) An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (h) Causing a class of securities of the Issuer to be deleted from a national securities exchange;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j)      Any action similar to any of those enumerated above;

but the foregoing responses above do not apply to any such actions of the Issuer in the ordinary course of business which may result from actions taken by the Reporting Person as an executive officer or a director of the Issuer or its subsidiaries.

         ITEM 5.           Interest In Securities Of The Issuer

                  (a) The Class B Stock of the Issuer is convertible into the Issuer's Common Stock on a share for share basis. The aggregate number and percentage of securities to which this Schedule 13D relates is 2,446,580 shares of Common Stock and Class B Stock, representing 40.89% of 5,982,037 shares of Common Stock and Class B Stock of the Issuer. This number of shares outstanding is arrived at by taking the number of shares reported as being outstanding in the Issuer's recently filed Form 10-QSB for the quarter ended June 30, 2005 disclosing 3,328,872 shares of the Issuer's Common Stock outstanding, 664,978 shares of Class B outstanding and an aggregate of 3,968,850 shares of the Issuer's Common Stock and Class B Stock outstanding and adding thereto 1,050 shares if the Reporting Person were to exercise two out-of-the-money director stock options held by him described below plus 141,509 shares issuable on conversion of a Note acquired December 30, 2003 from the Issuer, 144,927 shares issuable on conversion of a Note acquired March 1, 2004 from the Issuer, 222,222 shares issuable on conversion of a Note acquired April 1, 2004 from the Issuer and 595,238 shares issuable on conversion of a Note acquired June 30, 2004 from the Issuer, 761,614 shares acquirable on exercise of the five year warrant issued in connection with a loan and 111,024 shares of the 551,121 shares acquirable in the next 60 days on exercise of a Stock Option issued January 26, 2005; the balance of such shares and the 551,121 shares acquirable under the option granted November 22, 2005 are not included in the calculation because they cannot be acquired in the next 60 days and only vest in 20% increments annually on the anniversary of grant.

                  The Reporting Person is deemed to beneficially own the Common Stock as follows:

                                                                                           % of Shares of
                     Shares of       % of           Shares of              Total Shares    Common
                     Common          Common         Common Stock           of Common       Stock
                     Stock Deemed    Stock          if Converted           Stock Deemed    Outstanding as
Name                 Owned*          Outstanding    from Class B Stock*    Held*           Adjusted
----------------     ------------    -----------    -------------------    ------------    --------------

Howard S. Modlin       1,986,637        37.36%            459,943            2,446,580        40.89%

*        9,053 of these shares are owned by the Reporting Person's law firm.
         Pursuant to Rule 13d-3 an additional 761,614 shares are deemed owned on exercise of a five year warrant issued September 30, 2004, 141,509 shares are deemed owned on conversion of a Note dated December 30, 2003 held by the Reporting Person, 144,927 shares are deemed owned on conversion of a Note dated March 1, 2004, 222,222 shares are deemed owned on conversion of a Note dated April 1, 2004, 595,238 shares are deemed owned on conversion of a Note dated June 30, 2004, 1,050 shares are deemed owned based on options to purchase Common Stock which could be exercised by the Reporting Person as follows: 450 at $37.50 per share and 600 at $26.875 per share, respectively, expiring March 4, 2008 and October 20, 2009 respectively and 111,024 shares at 61 cents per share are deemed owned pursuant to an option for 551,121 shares expiring on January 24, 2015. The total does not include an aggregate of 96,723 shares of Common Stock or 2.84% of the outstanding shares consisting of (i) 11,200 shares of Common Stock and 3,400 shares of Class B Stock owned by the Reporting Person's wife, the beneficial ownership of which the Reporting Person disclaims, and (ii) an aggregate of 82,122 shares held as trustee for the benefit of two children of Charles P. Johnson, the Issuer's former Chairman, of which the Reporting Person is the sole trustee, the beneficial ownership of which the Reporting Person disclaims. Such shares held as trustee consist of 78,683 shares of Class B Stock convertible into a like number of shares of Common Stock, 4,607 shares of Common Stock and an additional 1,832 shares of Common Stock if 20,000 shares of the Issuer's 9% Cumulative Convertible Exchangeable Preferred Stock are converted into Common Stock at $136.50 per share. In calculating the aforesaid percentage of excluded shares, the amount of 3,663 shares acquirable on conversion is added to the shares of the Issuer outstanding at June 30, 2005. The 37.36% is obtained by the dividing the number of Common Stock shares deemed owned by the outstanding Common Stock increased by adding all shares acquirable on exercise or conversion in the next 60 days. The balance of the shares under the option expiring January 24, 2005 and the new Stock Option are not included because no such shares may be acquired in the next 60 days.

                  (b) The Reporting Person has the sole power to vote or direct the vote, and sole power to dispose or to direct the disposition, of the shares of the Issuer reported for him for his own benefit, as well as to direct the vote and dispose of the shares held by him as trustee.

                  (c) Information with respect to all transactions in the shares of the Issuer which were effected during the past sixty days by the Reporting Person is set forth on Schedule I annexed hereto and incorporated herein by reference.

                  (d)   Not applicable.

                  (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None except the three outstanding options previously granted by the Issuer reported in Item 5, the Notes and Warrant issued to the Reporting Person and an Additional Senior Security Agreement, as amended securing the Notes and the new Stock Option Agreement. The Reporting Person disclaims any interest in the Notes issued to John L. Segall who has also previously loaned $300,000, $125,000 and $125,000 to the Issuer and whose Notes are convertible on like terms as Notes of same amount issued to Mr. Modlin and secured by such Additional Senior Security Agreement. The undersigned and Mr. Segall have no agreements whatsoever with respect to any securities of the Issuer except for the fact all Notes are secured by the same Additional Senior Security Agreement.

Item 7.           Material to be Filed as Exhibits

                  1.       Form of Stock Option.

SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           Dated:   November 28, 2005


                                    /s/ HOWARD S. MODLIN
                                    ------------------------------------
                                    Howard S. Modlin by
                                    Gerald Gordon, Attorney-in-fact

                                   SCHEDULE I
                           INFORMATION WITH RESPECT TO
                TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS
                 IN GENERAL DATACOMM INDUSTRIES, INC. SECURITIES


                                          Shares
                                          Acquirable
                         Date             on Exercise           Price
                        -------           -----------           -----

Stock Option to
Acquire Common
Stock                   11-22-05            551,121*

Common Stock              --                 None

Class B Stock             --                 None

Warrant                   --                 None




--------------
*   subject to vesting in five annual 20% increments commencing November 22,
    2006

                                                                       Exhibit 1

         AGREEMENT made as of November 22, 2005 between GENERAL DATACOMM INDUSTRIES, INC., a Delaware corporation having offices at 6 Rubber Avenue, Naugatuck, Connecticut 06770("Grantor") and Howard S. Modlin ("Optionee").

                                   WITNESSETH:

         WHEREAS, Grantor is desirous of inducing Optionee to continue as a director of the Grantor,


         NOW THEREFORE, in consideration of the promise of the Optionee to remain as a director of the Grantor at the pleasure of the stockholders of Grantor, and for other good and valuable consideration, the Grantor hereby grants the Optionee Stock Options to purchase common stock of the Grantor on the following terms and conditions:

l. OPTION. The Grantor hereby grants to the Optionee the option to purchase up to 551,121 shares of common stock, par value .01 cent per share, of the Grantor to be issued upon the exercise hereof, fully paid and non-assessable, during the following periods.

(a) No shares may be purchased prior to the expiration of twelve (12) months from the date of this option (unless otherwise authorized by the Stock Option Committee of the Board of Directors) or after ten (10) years from the date thereof.

(b) All or any part of 110,224 shares may be purchased during the period commencing November 22, 2006 and terminating at 5:00 p.m. on November 21, 2015.

(c) All or any part of 110,224 shares may be purchased during the period commencing November 22, 2007 and terminating at 5:00 p.m. on November 21, 2015

(d) All or any part of 110,224 shares may be purchased during the period commencing November 22, 2008 and terminating at 5:00 p.m. on November 21, 2015.

(e) All or any part of 110,224 shares may be purchased during the period commencing November 22, 2009 and terminating at 5:00 p.m. on November 21, 2015.

(f) All or any part of 110,225 shares may be purchased during the period commencing November 22, 2010 and terminating at 5:00 p.m. on November 21, 2015.


2. PURCHASE PRICE. The purchase price shall be fifty cents ($.50) per share, payable in cash or by check (subject to collection) to the Grantor. The Grantor shall pay all original issue or transfer taxes on the exercise of this option and all other fees and expenses necessarily incurred by the Grantor in connection therewith.

3. EXERCISE OF OPTION. The Optionee shall notify the Grantor by certified or registered mail addressed to its principal offices as to the number of shares which Optionee desires to purchase under the options herein granted, which notice shall be accompanied by payment by cash or check of the option price therefore as specified in paragraph 2 above. As soon as possible thereafter the

Grantor shall, at its principal office, tender to Optionee certificates issued in the Optionee's name evidencing the shares purchased by the Optionee.

4.       OPTION CONDITIONED ON CONTINUANCE AS A DIRECTOR.

(a) Each of the aforesaid options shall terminate and be void if the Optionee is not a director of the Grantor on the date in which such option is first exercisable.

(b) The Optionee shall have the right to purchase the shares as to which the options shall become exercisable only while Optionee is a director of the Grantor, except the options may be exercised to the extent that they are exercisable upon the effective date the Optionee ceases to be a director, at any time within three (3) months after the date of termination but in no event after the expiration of the last option herein contained.

5.       DIVISIBILITY AND NON-ASSIGNABILITY OF THE OPTIONS.

(a) The Optionee may exercise the options herein granted from time to time during the periods of their respective effectiveness with respect to any whole number of shares included therein.

(b) Except as provided in the Grantor's 2005 Stock and Bonus Plan for options granted under such Plan as if this Option was granted thereunder, the Optionee may not give, grant, sell, exchange, transfer legal title, pledge, assign or otherwise encumber or dispose of the options herein granted or any interest therein, otherwise than by will or the laws of descent and distribution, and these options, or any of them, shall be exercisable during Optionee's lifetime only by the Optionee.

(c) In the event of the Optionee's death (i) while a director of the Grantor or (ii) within three (3) months after the effective date that the Optionee ceases to be a director, or (iii) after the effective date that the Optionee ceases to be a director by reason of permanent and total disability, then (x) under (i), (ii) and (iii) above, all of the unexercised outstanding options granted under this Agreement shall automatically be accelerated and become fully vested and exercisable and (y) Optionee's estate, or any person who acquired the right to exercise such option by bequest or inheritance or by reason of the death of the Optionee, shall have the right at any time, but not after November 21, 2015, to exercise this option in full notwithstanding the vesting schedule in paragraph 1.

(d) In the event Optionee ceases to be a director by reason of the Optionee's permanent and total disability while a director of the Grantor, all of the unexercised outstanding options granted under this Agreement shall automatically be accelerated and become fully vested and exercisable and the Optionee shall have the right at any time after Optionee ceases to be a director, but not after November 21, 2015, to exercise this option in full notwithstanding the vesting schedule in paragraph 1.

         For this purpose, the Optionee shall be considered permanently and totally disabled if Optionee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months. The Optionee shall not be considered permanently and totally disabled unless

Optionee furnishes proof of the existence thereof in such form and manner and at such times as the Stock Option Committee of the Board of Directors administering the Plan may require.

         The Optionee agrees that said committee's determination as to whether the Optionee is permanently and totally disabled shall be final and absolute, and not subject to question by the Optionee, a representative of the Optionee, or the Grantor.

6. STOCK AS INVESTMENT. By accepting this option the Optionee agrees for the Optionee, Optionee's heirs and legatees that, unless the shares have been registered under the Securities Act of 1933, as amended, any and all shares purchased hereunder shall be acquired for investment and not for distribution, and upon the issuance of any or all of the shares subject to the option granted hereunder, the Optionee, or Optionee's heirs or legatees receiving such shares, shall deliver to the Grantor a representation in writing that such shares are being acquired in good faith for investment and not for distribution. Grantor may place a "stop transfer" order with respect to such shares with its transfer agent and place an appropriate restrictive legend on the stock certificate unless such shares are registered.

7. RESTRICTION ON ISSUANCE OF SHARES. The Grantor shall not be required to issue or deliver any certificate for shares of its capital stock purchased upon the exercise of this option:

(a) prior to the admission of such shares to listing on any stock market or exchange on which the stock may at that time be listed and, in the event of the exercise of this option with respect to any shares of stock subject hereto, the Grantor shall make prompt application for such listing;

(b) unless the prior approval of such sale or issuance has been obtained from any state regulatory body having jurisdiction; or

(c) unless the shares with respect to which the option is being exercised have been registered under the Securities Act of 1933, as amended, or are exempt from registration.

8.       ADJUSTMENT OF SHARES.

(a) If additional shares of common stock are issued by the Grantor pursuant to a stock split or stock dividend or distribution in excess of 5% in the aggregate in any one fiscal year of the Grantor, the number of shares of common stock then covered by each option granted herein shall be increased proportionately with no increase in the total purchase price of the shares then so covered. In the event that the shares of common stock of the Grantor are reduced at any time by a combination of shares, the number of shares of common stock then covered by each option granted herein shall be reduced proportionately with no reduction in the total price of the shares then so covered. If the Grantor shall be reorganized, consolidated or merged with another corporation, or if all or substantially all of the assets of the Grantor shall be sold or exchanged, the Optionee shall, at the time of issuance of the stock under such a corporate event, be entitled to receive upon the exercise of his option, the same number and kind of shares of stock or the same amount of property, cash or securities as he would have been entitled to receive upon the happening of any such corporate event as if he had been, immediately prior to such event, the holder of the number of shares covered by this option. No option adjustment shall be made for stock dividends, stock distributions or stock splits which are not in excess of 5% in any one fiscal year in the aggregate (even though the cumulated total of such stock dividends, distributions or splits over the life of an option may be in excess of 5% in the aggregate), cash dividends or the issuance to stockholders of the Company of rights to subscribe for additional common stock or other securities.

(b) Any adjustment in the number of shares shall apply proportionately to only the unexercised portion of an option granted hereunder. If fractions of a share would result from any such adjustment, the adjustment shall be revised to the next higher whole number of shares.

9. NO RIGHTS IN OPTION STOCK. Optionee shall have no rights as a stockholder in respect of shares as to which the option shall not have been exercised and payment made as herein provided and shall have no rights with respect to such shares not herein provided.

10. NO CONTRACT TO BE A DIRECTOR. Optionee further represents, covenants and warrants this Agreement does not constitute a contract to be a director of the Grantor or any of its subsidiaries or affiliates, nor does it give the Optionee any right to be a director of the Grantor, and Optionee's continuance as a director is terminable as provided in the Grantor's Certificate of Incorporation and by-laws.

11. BINDING EFFECT. Except as herein otherwise expressly provided, this Agreement shall be binding upon and inure to the benefit of the parties hereto, their legal representatives and assigns.

12. JURISDICTION OF DISPUTES. The appropriate Federal or State Courts of or located in the State in which the Grantor has its principal executive offices shall have exclusive jurisdiction of all disputes arising under this Agreement.


         IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                              GENERAL DATACOMM INDUSTRIES, INC. (Grantor)

                              By: /s/ WILLIAM G. HENRY
                                  -----------------------------------------
                                  William G. Henry, Vice President




---------------------------------
First/Middle/Last Name (Optionee)
       Howard S. Modlin